UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

WAVECOM S.A.

(Name of Subject Company)

WAVECOM S.A.

(Name of Person(s) Filing Statement)

Shares, nominal value €1.00 each

American Depositary Shares, evidenced by

American Depositary Receipts, each representing one Share

(Title of Class of Securities)

943531103

(CUSIP Number of Class of Securities)

Ronald D. Black

Chief Executive Officer

Wavecom S.A.

3, esplanade du Foncet

92442 Issy-Les-Moulineaux Cedex, France

Tel: +33 1 46 29 08 00

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Linda Hesse	Daniel Mitz
Renaud Bonnet	Stephen Gillette
Jones Day	Jones Day
120 rue du Faubourg Saint-Honoré	1755 Embarcadero Road
75008 Paris, France	Palo Alto, CA 94303
Tel : +33 1 56 59 39 39	Tel : (650) 739 – 3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

(a)	Name and Address.

The name of the subject company is Wavecom S.A., a French societé anonyme (the “Company”). The Company’s principal executive offices are located at 3, esplanade du Foncet, 92442 Issy-Les-Moulineaux Cedex, France. The telephone number of the Company at its principal executive offices is +33 1 46 29 08 00.

(b)	Securities.

The securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates are: (i) shares, nominal value € 1.00 each, of the Company (the “Shares”), (ii) American Depositary Shares, evidenced by American Depositary Receipts, each representing one Share (“ADSs”) and (iii) convertible bonds of the Company due January 1, 2014, bearing interest at a rate of 1.75% per annum (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes) (the “OCEANEs”). As of September 30, 2008, there were 15,820,442 Shares issued and outstanding, of which ADSs represented 1,965,592.

The OCEANEs are not registered pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As of September 30, 2008, there were 2,571,884 OCEANEs outstanding.

Item 2.	Identity and Background of the Filing Person.

(a)	Name, Business Address and Business Telephone Number of the Filing Person.

The filing person is the Company. The name, business address and business telephone number of the Company are set forth in Item 1(a) above which information is incorporated by reference. The Company’s website address is www.wavecom.com. The information on the Company’s website should not be considered a part of this Statement.

(b)	Tender Offer.

This Statement relates to the tender offer made by Gemalto S.A. (the “Purchaser”), a French société anonyme and a subsidiary of Gemalto N.V. (together with its subsidiaries, “Gemalto”), disclosed in a Tender Offer Statement on Schedule TO dated October 28, 2008 (as may be amended or supplemented from time to time, the “Schedule TO”), to purchase (i) Shares, including Shares issued upon the conversion of the OCEANEs, or the exercise of warrants, founder’s share warrants or stock options of the Company at a price of 7.00 euros per Share, that are held by holders who are located in the United States, (ii) ADSs held by holders wherever located, at a price equal to the U.S. dollar equivalent of 7.00 euros per Share, and (iii) OCEANEs held by holders who are located in the United States at a price of 31.30 euros plus unpaid accrued interest per OCEANE, in each case, net to the seller in cash (U.S. dollars in the case of the ADSs tendered and euros in the case of Shares or OCEANEs tendered) without interest and net of any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s U.S. Offer to Purchase, dated October 28, 2008 (the “U.S. Offer to Purchase”) and in the related U.S. Letter of Transmittal (which, together with the U.S. Offer to Purchase and any amendments or supplements thereto, collectively constitute the “U.S. Offer”). In addition to the U.S. Offer, the Purchaser is making a separate but concurrent offer for (i) any and all Shares that are traded on Eurolist (Compartiment B) of Euronext Paris S.A. under ISIN code FR0000073066, including Shares issued upon the conversion of the OCEANEs, or the exercise of warrants, founder’s share warrants or stock options of the Company at a price of €7.00 per Share; and (ii) any and all outstanding OCEANEs issued by the Company and traded on Eurolist of Euronext Paris under ISIN code FR0010497131, at a price of €31.30 plus unpaid accrued interest per OCEANE, in each case, net to the seller in cash without interest and net of any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s French Offer to Purchase, dated October 24, 2008 (the “French Offer to Purchase”). According to the Schedule TO, the French Offer is open to all non-U.S. holders of Shares and OCEANEs. The U.S. Offer and the French Offer are collectively referred to herein as the “Offer”.

According to the Schedule TO, (i) to the extent warrants (bons de souscription d’actions) (“BSAs”), founder’s warrants (bons de souscription de parts de créateur d’entreprise) (“BCEs”), or options to acquire Shares cannot be exercised (or the Shares issued upon exercise cannot be transferred) by their holders during the period of the Offer and any extension thereof, they are not subject to the Offer, (ii) the free shares granted to certain employees and directors of the Company and of certain of its subsidiaries are not subject to the Offer.

The Offer is conditioned upon there having been validly tendered and not withdrawn the number of Shares (including Shares represented by ADSs) representing at least 50.01% of the share capital of the Company existing as of the expiration date for the Offer.

According to the French Offer to Purchase, in the event Shares not tendered in the Offer do not represent more than 5% of the share capital or voting rights of the Company, the Purchaser intends to request that the AMF, within three months following the closing of the Offer, implement a squeeze-out of the Shares under French law. In addition, according to the French Offer to Purchase, the Purchaser intends to request that the AMF, within three months following the closing of the Offer, implement a squeeze-out of the OCEANEs if OCEANEs not tendered in the Offer do not represent more than 5% of the outstanding Shares on a fully diluted basis. Furthermore, according to the French Offer to Purchase, the Purchaser reserves its right, in the event it would hold, directly or indirectly, at least 95% of the voting rights of the Company and if a squeeze-out is not implemented, to file with the AMF a draft mandatory buyout offer. In the event of success of the Offer and a subsequent squeeze-out, according to the French Offer to Purchaser, the Purchaser would implement a liquidity mechanism based on the price of the Offer, for the benefit of the holders of Shares issuable upon exercise of outstanding warrants or stock options, if permitted and in accordance with applicable law. In addition, the Purchaser intends to implement a liquidity mechanism at the termination of the relevant holding period for holders of free Shares, based on the price of the Offer if permitted and in accordance with applicable law. Furthermore, in the event of a squeeze-out transaction or delisting of the Shares, the “prepayment” clause of the OCEANEs will apply and the general assembly of holders of OCEANEs may request that all the OCEANEs be redeemed at par value (i.e., 31.30 euros plus interest accrued but unpaid from the last interest payment date preceding the early redemption date to the effective redemption date).

Based on the information in the Schedule TO, the principal executive offices of Purchaser are located at 6 rue de la Verrerie 92197 Meudon Cedex, France and Purchaser’s business telephone number at that address is +33 1 55 01 50 00.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Statement, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company or its directors, executive officers, or affiliates or (ii) the Purchaser or its directors, executive officers, or affiliates.

The Company’s directors and executive officers have entered into, or participate in, as applicable, the various agreements and arrangements discussed below.

(a)	Non equity compensation

i.	Directors.

For the 2007 financial year, the general shareholders’ meeting allocated a global amount of 250,000 euros for directors’ fees, which are allocated based on attendance and participation in the meetings of the Board of Directors and its specialized committees. Pursuant to a proposal by the Compensation and Nominations Committee, the Board of Directors decided, on July 24, 2007, that all directors, including the Chairman and Deputy Chief Executive Officer, would be compensated by directors’ fees. As a result the Chairman and Deputy Chief Executive Officer no longer received salaries but instead began to receive directors’ fees. In addition, during their meeting on July 24, 2007, the Board of Directors decided to distribute a one-time bonus of 10,000 euros to both the Chairman and Deputy Chief Executive Officer.

ii.	Chief Executive Officer.

The Company and Ronald Black, the Company’s Chief Executive Officer, are party to a service agreement, dated July 22, 2004, as amended in 2006.

Pursuant to his service agreement, Dr. Black shall be entitled to participate in all employee benefit plans of the Company including, but not limited to pension, profit sharing, medical coverage, education, or other retirement or welfare benefits that the Company has adopted or may adopt, maintain or contribute to for the benefit of its senior executives at a level commensurate with their position subject to satisfying the applicable eligibility requirements.

Dr. Black does not receive director’s fees. For the calendar year ended December 31, 2008, Dr. Black’s fixed base compensation rate is 421,500 euros and he could receive up to 401,000 euros as a performance bonus. For the calendar year ended December 31, 2007, Dr. Black’s fixed base compensation was 421,500 euros and Dr. Black received a bonus of 281,000 euros. Dr. Black also receives benefits in kind due to his expatriation, including housing and indemnities covering his children’s school tuition.

In the event of a negotiated merger, acquisition of the Company, or hostile takeover bid on the shares of the Company that results in Dr. Black being terminated within six months following this event and if Dr. Black is not offered an opportunity to perform functions of an equivalent level, the Company has undertaken to pay Dr. Black a severance payment (except in case of gross or wrongful misconduct). The gross amount of this severance payment is equal to three times his annual fixed salary (approximately 1,264,500 euros based on Dr. Black’s annual fixed salary for the calendar year ended December 31, 2008), including the severance payment provided by the applicable collective bargaining agreement. A special bonus equal to Dr. Black’s annual fixed and variable salary for one year is triggered upon the acquisition of the Company or a change of control through a tender offer at a price which represents a premium of greater than 40% of the trading price on the date of the filing of the offer. A successful completion of the Offer would result in payment of the bonus.

iii.	Executive Officers.

Except as set forth below, each executive officer receives a base salary plus variable compensation and in some cases, benefits in kind. Pursuant to customary French employment practice, in the event that an executive officer’s employment with the Company is terminated at any time for any reason, such executive officer agrees not to compete with the Company for a period of time after termination and, in return, receives compensation from the Company during that period so long as the non-compete restriction remains effective against such former executive officer. Some executive officers benefit from additional severance pay that is not related to any change in control.

(b)	Equity compensation.

The Company’s shareholders have authorized the Board of Directors to create stock option plans, BCE plans, BSA plans and free share plans. Under the terms of the plans, the options, BCEs and BSAs give the holders thereof the right to purchase one share per option, BCE, or BSA, as the case may be, at an exercise price to be based on the stock market price of the Company’s shares on the grant date.

The table below sets forth the number of stock options, BCEs, BSAs, granted to, or free shares acquired by, members of the Board of Directors or executive officers that have not been exercised:

Beneficiary	Total number granted and not exercised as of September 30, 2008	Average exercise price, weighted by volume	Number eligible to be exercised as of September 30, 2008	Average exercise price, weighted by volume	Exercise price range in euros
Ronald Black*	636,194	5.14	522,363	5.52	3.29-10.62
Olivier Beaujard	28,530	49.29	27,278	51.36	4.19-139.52
Chantal Bourgeat	40,000	7.99	31,870	7.69	4.19-11.40
Didier Dutronc	51,500	8.16	40,036	7.95	4.19-11.40
Andres Franzen	50,000	10.62	29,164	10.62	10.62
Bernard Gilly**	33,334	10.00	13,333	11.40	6.64-21.90
Philippe Guillemette	127,750	16.40	75,662	25.50	4.19-103.23
Stephen Imbler**	40,000	9.77	19,999	10.46	6.55-21.90
Stefan Lindvall	20,000	10.62	11,664	10.62	10.62
Anthony Maher**	36,667	10.06	16,666	11.25	6.55-21.90
Etienne Menut	36,000	9.23	31,206	9.14	4.19-11.40
Yann Merceron	2,000	39.18	2,000	39.18	39.18
Pierre Piver	41,000	7.60	32,244	7.28	4.19-11.40
Pierre Teyssier	51,000	14.26	40,786	15.46	4.19-39.18
Emmanuel Walckenaer	25,000	6.64	-	-	6.64

* Dr. Black’s stock options granted on May 17, 2006 are subject to a special vesting calendar and in the event of a friendly merger, acquisition of the Company or a hostile takeover, in which Dr. Black is terminated or is not offered a similar position to his current one within six months, he may exercise those stock options that would have been exercisable two years following that date, provided that he does exercise such options within 90 days of his termination. Those stock options have an exercise price of 10.62 euros.

**Hold BSA which contain an acceleration clause in the event of a change of control.

i.	Stock Options.

Pursuant to the Company’s subscription and purchase stock option plans, which are each substantially in the form attached to this Statement as Exhibit (e)(3), upon a merger, sale of substantially all assets or similar change of control transaction in which the successor entity of the Company (which would be the Purchaser in the event the Offer is successful) refuses to assume all outstanding options issued under such plans or fails to provide a suitable substitute option for all such outstanding options, the Board of Directors, in its discretion, may cause all unvested stock options issued pursuant to such plans to immediately become exercisable in full. In the event the Board of Directors makes such election, it shall notify all optionholders of such election and such optionholders shall have 15 days from the date of the notice to exercise there then-fully vested stock options. Stock options that not exercised during this 15-day period will terminate and cease to represent the right to acquire Shares.

Stock options have a four year vesting period. One quarter of the options become exercisable one year after the date of grant and the balance of the options become exercisable in increments of 1/48th of the options per month thereafter. The options expire 10 years after their issue date.

ii.	BCEs.

BCEs, which were issued to certain of the Company’s employees who were French residents, expire after five years, as is required under French law. BCEs were issued to employees resident in France to take advantage of favorable tax treatment for both the employees and the Company. These tax benefits are not available for stock options granted in France. Any BCEs remaining unexercised at the expiration date automatically convert to options with substantially the same terms and conditions as the relevant BCE (including exercise price) with a five-year remaining term. Employees leaving the Company have up to three months following their date of termination of employment to exercise eligible BCEs or options. Other than with respect to vesting and expiration, the terms of the BCEs are identical to the stock options.

iii.	BSAs.

BSAs are granted only to independent directors of the Company’s Board of Directors. BSAs vest as to one-third of the BSA granted per year for three years. Depending on the plan, the BSA expire either four, five or 10 years after their issue date. In the event of a change in control of the Company, and a director is either removed from office or not re-elected upon the end of his term, within six months of such change of control, any BSAs exercisable with the two years following the change of control become exercisable for 90 days after the date of the change of control and the unexercised BSAs terminate upon the expiration of such 90-day period.

iv.	Free Shares.

Free shares are granted to employees and the Chief Executive Officer of the Company and to the employees of its subsidiaries. Under French law, free shares granted by the Company vest after a two year period and are therefore only effectively acquired and owned by the beneficiaries after that time. In addition, for a further two years, the beneficiary cannot transfer or sell the shares.

(c)	Cash Consideration Payable Pursuant to the Offer.

If members of the Board of Directors and executive officers of the Company were to tender any Shares, ADSs or OCEANEs they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as other security holders of the Company. As of September 30, 2008, to the Company’s knowledge, the members of the Board and executive officers of the Company owned an aggregate of 3,403,519 Shares, in the form of Shares or ADSs (excluding options or warrants to purchase Shares and restricted or free shares), and no OCEANEs. If the members of the Board and the executive officers of the Company were to tender all Shares and ADSs owned by them pursuant to the Offer and those Shares and ADSs were purchased by the Purchaser at the price stated in the Offer, the members of the Board and executive officers of the Company would receive an aggregate of approximately € 23,824,633 in cash before any required withholding deductions.

(d)	Relationships with the Purchaser.

i.	Confidentiality Agreements.

The Company and Gemalto N.V. entered into a confidentiality agreement, dated June 28, 2008, (the “Confidentiality Agreement”) pursuant to which each of the Company and Gemalto N.V. agreed, among other things, to keep confidential certain information furnished to it by the other party and to use such information only for the purpose of evaluating a potential business combination.

On September 11, 2008, Aram Hékimian, shareholder and director of the Company, signed a confidentiality undertaking with substantially the same commitments as the Confidentiality Agreement referred to in the previous paragraph.

The Confidentiality Agreement and the undertaking are discussed in greater detail in Item 4 and are filed as Exhibit (e)(1) and Exhibit (e)(2), respectively, to this Statement and are each incorporated by reference in their entirety.

ii.	Ongoing business relationship.

Members of the Company’s executive committee and other management have in the past and may continue to have, regular business contacts with Gemalto employees in the marketing, business development and sales departments, in particular, in the context of the development of the Company’s inSIM® product. Except as described above, the Company has not entered into any agreements with Gemalto.

Item 4.	The Solicitation or Recommendation.

(a)	Recommendation of the Board.

At a special meeting held on October 29, 2008, the Board of Directors, having deliberated, in accordance with article 231-19 of the General Regulations of the AMF, determined unanimously that the financial terms of the Offer are manifestly insufficient. The Board of Directors underlined that the Offer was not solicited and that the Board of Directors considers it to be hostile, particularly in light of the confidentiality agreement which the Company and Gemalto N.V. signed on June 28, 2008 after discussions between them started in April 2008 regarding a potential strategic transaction, and under which Gemalto N.V. undertook to refrain from any transactions in the Company’s securities for a period of 18 months.

Based on the foregoing, and for the reasons discussed below among others, the Board of Directors determined unanimously at its October 29, 2008 meeting that the Offer is not in the best interest of the Company, its shareholders and employees and therefore recommends that the Company’s security holders not tender their Company securities into the Offer.

The Board of Directors requested that the M&A sub-committee, presided over by Anthony Maher, independent director and its Chief Executive Officer, Ronald Black, study different opportunities which represent a greater industrial and financial commonality with the interests of the Company, its shareholders and employees and to undertake a review of projects which they could present to the Board of Directors. Moreover, Merrill Lynch Capital Markets (France) SAS has been retained in the context of these unsolicited Offers to assist the Company in exploring all possible alternative solutions.

The Board of Directors also determined at the October 29, 2008 meeting that the Company’s treasury shares would not be tendered to the Offer, and granted to Ronald D. Black, Chief Executive Officer of the Company, the powers to finalize and sign the reply document or any other regulatory filing in connection with or related to the Offers. In addition, the directors indicated unanimously their intention not to tender any securities held of record or beneficially owned by them in the Offer.

If you have tendered your Shares, OCEANEs or ADSs, you can withdraw them. For assistance in withdrawing your Shares, OCEANEs or ADSs, you can contact your broker or our information agent, The Bank of New York - Mellon, at the address, phone number and email address below.

Dan De Weever

BNY Mellon Shareholder Services

480 Washington Blvd

Jersey City, NJ 07310

Tel 201-680-3227

dan.deweever@bnymellon.com

(b)	Background of the Recommendation.

Mr. Arno Goboyan, Director, Global Investment Banking HSBC, contacted Dr. Ronald Black, the Company’s Chief Executive Officer, by phone in order to present to him the merits of a potential strategic transaction between the Company and Gemalto. On April 21, 2008, Dr. Ronald Black met with Mr. Arno Goboyan to continue the discussion that began with Mr. Goboyan’s phone call.

Mr. Arno Goboyan headed the group which advised the Company during the issuance of its convertible bonds in July 2007, pursuant to the engagement letter between HSBC and the Company signed on July 3, 2007. Considering the relationship of trust that was established then between HSBC and the Company, HSBC and Mr. Goboyan continued to assist the Company on periodic projects until the beginning of 2008.

On June 28, 2008, a meeting was organized, at the initiative of HSBC, between representatives of the Company and Gemalto in order for the Company representatives to give a presentation on the Company’s business and market, the Company’s key public financial metrics and the business of Anyware Technologies. Dr. Ronald Black, Mrs. Chantal Bourgeat, Chief Financial Officer of the Company, Mr. Philippe Guillemette, Chief Technical Officer of the Company, and Mr. Emmanuel Walckenaer, Chief Executive Officer of Anyware Technologies, a subsidiary of the Company, attended this meeting on behalf of the Company. Mr. Martin McCourt, EVP, Strategy and Ventures, Mergers and Acquisitions, Mr. Franck Duraz, Controller Strategy M&A and Ventures, Mr. Jean-François Schreiber and Mr. Morgan Daumas, Corporate Strategy of Gemalto attended this meeting on behalf of Gemalto. The parties then discussed the potential for a merger or other strategic transaction between Gemalto and the Company.

No confidential exchanges took place at this meeting, the representatives of the Company having specified that they would not grant access to the Company’s confidential information and its activities before receiving an indicative offer and before the approval of the offer by the Company’s Board of Directors. However, prior to the meeting, on June 28, 2008, the Company and Gemalto N.V. did sign a confidentiality agreement.

Pursuant to such confidentiality agreement, Gemalto N.V. agreed:

(i)        during a period of three years, to abstain from divulging the existence of the discussions between the two parties, unless it is in the context of a transaction approved by the Company:

“Neither Party nor its Representatives will disclose to any person the fact that discussions or negotiations are taking place (or have taken place) between the Parties regarding a possible Transaction or any of the terms, conditions or other facts relating thereto. For the avoidance of doubt, nothing herein shall prohibit any public disclosures as required by law or regulations to effect a Transaction approved by Wavecom, such as disclosure made in any prospectus or public documents”) ; and

(ii)        during a period of 18 months, i.e. until the end of 2009, to abstain from acquiring any of the Company’s shares without the Company’s authorization, unless in the event of a higher bid:

“Company [Gemalto N.V.] understands and agrees that since Wavecom is a listed company (both on the Nasdaq and Paris Eurolist stock exchange) and Company may have access to material non public information (information that a reasonable person would consider important in deciding whether to buy, hold or sell Wavecom securities, and information whose public disclosure would likely affect the market price of Wavecom securities), Company must comply with French and U.S. securities laws, that provide that certain use of insider information, communication of insider information and/or manipulation of the market price will constitute a criminal offence.

Therefore, Company shall abstain from buying, selling or trading any Wavecom equity or debt securities until the end of an 18-month period commencing on the Effective Date, except with the prior consent of Wavecom or as part of the consummation of a bona fide tender offer made pursuant to applicable laws and regulations following a tender offer (offre publique) on the shares of Wavecom initiated by a third party.

As a result of the confidentiality agreement, the Company was convinced that any combination of the Company and Gemalto would remain subject to the agreement of both parties.

During the period from June 29, 2008 to July 16, 2008, periodic discussions continued between representatives of Gemalto and the Company.

On July 17, 2008, Mr. Olivier Piou, Gemalto’s Chief Executive Officer, and Dr. Ronald Black met at Mr. Piou’s request in order to get to know each other and discuss the possibility of a merger or other strategic transaction between Gemalto and the Company.

During the third quarter of 2008, at Gemalto’s request, several contacts took place between Mr. Arno Goboyan, Dr. Ronald Black, Mr. Anthony Maher, a director of the Company and Mr. Aram Hékimian, co-founder and a director of the Company, in order to discuss the possibility of a merger or strategic transaction between Gemalto and the Company, and to organize a meeting of the Company’s representatives with Gemalto’s Board of Directors.

On September 11, 2008, Mr. Olivier Piou and Mr. Philippe Vallée, the Executive Vice President, Telecom of the Purchaser, and Mr. Aram Hékimian met in order to get to know each other. At the beginning of this meeting, Mr. Aram Hékimian signed a confidentiality undertaking with substantially the same commitments as the confidentiality agreement signed by Gemalto and the Company on June 28, 2008.

On September 17, 2008, Mr. Olivier Piou and Mr. Christophe Pagezy, Executive Vice President Corporate Projects of Gemalto and Mr. Arno Goboyan met with Dr. Ronald Black, Mr. Anthony Maher, Mr. Aram Hékimian and Mr. Michel Alard, Chairman of the Board of Directors and a co-founder of the Company, at a dinner during which the parties discussed the strategic rationale and structure of a possible merger or other strategic transaction between Gemalto and the Company.

Over the course of this dinner, it became obvious to the Company’s representatives that the two parties had very different opinions on the terms of a strategic combination between the Company and Gemalto.

On October 6, 2008, the Company was surprised and confused to learn of the hostile tender offer initiated by the Purchaser for the Shares, ADSs and OCEANEs of the Company, presented by HSBC.

On October 9, 2008, the Board of Directors met and after due and careful consideration of the Purchaser’s unsolicited offer to take control of the Company, reached the conclusion that the Purchaser’s hostile offer is not in the best interests of the Company, its shareholders and employees.

At a meeting on October 29, 2008, the Board of Directors requested that the M&A sub-committee, presided over by Mr. Anthony Maher, an independent director of the Company, and Dr. Ronald Black, study different opportunities which represent a greater industrial and financial commonality with the interests of the Company, its shareholders and employees and to undertake a review of potential strategic alternatives which they could present to the Board of Directors.

(c)         Reasons for the Recommendation

The Board of Directors believes that:

■	The timing of Gemalto’s Offer is highly opportunistic and disadvantages the Company’s stakeholders;

■	The Offer price does not take into account the strength of the Company’s core business;

■

The Offer price does not reflect the strategic benefit to Gemalto of acquiring the Company’s promising technology initiatives—its unique embedded inSIM® technology and its Anyware Technologies services offerings;

■	The hostile nature of the Offer could jeopardize the efficiency of the Company’s technical team and endanger the future of the Company’s innovations;

■	The Gemalto Offer significantly undervalues the Company based on several widely accepted valuation methodologies;

■	Based on the amount of cash outlay, after taking into account the Company’s cash and tax assets, Gemalto’s effective purchase price would be as low as 1.9 euros per Company share.

1.	The timing of Gemalto’s Offer is highly opportunistic and disadvantages the Company’s stakeholders

1.1.	The Company’s current share price is severely impacted by the global financial markets turmoil

As a result of the turmoil in the financial markets, most global stocks have dropped significantly over the last few months. This decline accelerated in the month before Gemalto launched its bid, and has continued to do so, fuelled by funding concerns and macro news as credit markets ground to a standstill.

Smaller companies such as the Company have suffered disproportionately on the downside in terms of share price performance, as investors prefer larger and more visible stocks in such an environment. As an illustration of this “flight to size”, the CAC Small 90 index, of which the Company is a constituent, has decreased by 44% over the 12 months preceding the Offer, while the CAC Mid and Small 190 decreased by 32% and the CAC 40 by 30%.

As at October 3, 2008
	CAC 40	CAC Mid and Small 190	CAC Small 90	Wavecom
Last 2 Years	(22.4%)	(20.3%)	(32.2%)	(62.5%)
Last 12 Months	(29.7%)	(32.4%)	(44.1%)	(76.4%)
Last 6 Months	(16.7%)	(18.9%)	(24.2%)	(47.2%)
Last 3 Months	(4.3%)	(8.9%)	(12.8%)	(24.7%)
Last Month	(5.2%)	(13.5%)	(14.2%)	(14.1%)

Source: Factset

It is clear that Gemalto’s hostile Offer comes at the worst possible time for the Company’s share price and that its opportunistic timing severely disadvantages the Company’s shareholders.

1.2.	The improved Offer for the OCEANES demonstrates that Gemalto rushed its Offer to take advantage of the opportunistic global market conditions

The information related to Gemalto’s Offer of 20.00 euros per OCEANE in the first Offer document (dated October 6, 2008) was incomplete, as it omitted the fact that bondholders have a put at par (31.30 euros per OCEANE, excluding accrued interest) that would be triggered upon the successful completion of Gemalto’s Offer. Gemalto’s incomplete description of the Offer for the OCEANE underscores its intention to benefit from opportunistic timing at the expense of the Company’s stakeholders.

While Gemalto initially offered 20.00 euros per OCEANE (including accrued interest payable on January 1, 2009), it is now proposing 31.31 euros per OCEANE (including the accrued interest, assuming the settlement date is January 5, 2009). In other words, Gemalto effectively raised its Offer on the OCEANE by 56.5% in a matter of days.

1.3.	The vagueness of Gemalto’s strategic plans for the Company demonstrates the ill-considered and opportunistic nature of the Offer

Several changes have been made in the “Strategy and industrial policy” section of the Gemalto prospectus on October 6, October 16, and finally October 24, and Gemalto provided only limited details regarding its expected synergies from the combination. It is also telling that no detailed discussions between the two management teams have occurred on integration issues, potential synergies from a combination of the two companies, or strategic evolution due to the combination.

In addition, Gemalto’s submission is totally silent on its industrial plans and strategies regarding the automotive segment, despite the very significant portion of the Company’s business that it represents (approximately 40% of sales). The automotive business is very unique, requiring specific certifications, reliability commitments, technology, customer service, software, and manufacturing. None of these issues were addressed in Gemalto’s submission.

This is clear evidence that Gemalto rushed its Offer in order to take advantage of market conditions and that as a result, its strategic analysis, as well as the assessment of the Company’s value and its Offer price, has suffered.

2.	The Offer price does not take into account the strength of the Company’s core business

The global mobile telecommunications market is currently at a crossroads, with personal (hand-set) mobile telecommunications growth slowing (or even decreasing) and machine to machine (M2M) mobile telecommunications emerging as the growth engine for the industry:

■	The hand-set industry is at a turning point and “analysts are now estimating mobile sales could fall by up to 27% in 2009”[1].
■

Current market penetration in M2M is extremely low (less than 1% out of approximately 10 billion machines connected2) and an increase in penetration is therefore expected to fuel future growth (27% CAGR in volumes over the 2006-2013 period3)

the Company has built significant R&D expertise and strong technical know-how over the last fifteen years, as demonstrated by its extensive product and patent portfolio. It is now among the technological leaders in the growing M2M sector, and its products are well recognized for their innovative advanced features, reliability, and ability to be customised with software. The Company has a track record of innovations: the Company provided the first automotive dedicated wireless module in 1999, the first M2M operating system software in 2002, the first connectorless module for industrial applications in 2002, the first real-time operating system for wireless modules in 2005 and the first wireless micro-processor for industrial applications in 2006. The Company has also licensed twice its software cellular technology. More recently, in March 2008, PSA, a leading European Automotive company, gave the Company a significant award for innovation for inSIM® , which improves reliability and robustness of cellular technology in automotive applications by integrating the SIM functionality directly into the cellular module.

Thanks to its strong position in the M2M market overall and its technological leadership, its core business offers promising opportunities that have the potential to generate significant revenues in the near future.

For instance, the Company has a strong pipeline in the automotive industry, where it has won significant contracts with Tier I auto suppliers in Europe and in Japan. In addition, the Company has recently launched several new innovative products, building a strong basis for future business. Examples include the Q52 Omni, the first device to offer cellular, satellite and GPS track and trace solution, the world’s first ATEX approved (suitable for usage in explosive atmosphere environments) GSM/GPRS wireless processor, new 3G GSM and CDMA solutions for wireless alarm, automotive and tracking applications, and a new software suite named OpenAT® 2.0 with security plug-in features. These products have all been well received by the Company’s customers.

[1]	Financial Times - October 27, 2008
[2]	Source: Beecham research
[3]	Source: ABI (Q3 2008)

Overall, the Company currently has a strong and promising projects pipeline, including 289 current main projects4, 291 projects in design in5/wins6 and 280 identified new business opportunities7.

The Company also holds a strong market share in the M2M business, has developed solid relationships with both mobile network operators and end markets and its innovative products are recognized in the M2M industry. The Company has therefore all the key elements in place and is well positioned to benefit from the growing M2M market.

Through the proposed acquisition Gemalto could benefit from new positioning in the value chain with unrivalled access to end market customers in M2M. Access to these customers would be very challenging for Gemalto to develop on its own given its historical focus on mobile network operators. Gemalto, in formulating its Offer price, did not attribute sufficient value to the strength of the Company’s core business.

3.

The Offer price does not reflect the strategic benefit to Gemalto of acquiring the Company’s promising technology initiatives - its unique embedded inSIM® technology and its Anyware Technologies services offerings

Historically, Gemalto has derived a significant portion of its revenue from the sale of SIM cards. The SIM card industry is experiencing a rapid commoditisation trend on the back of fierce competition from both cheap Chinese SIM card producers and global semiconductor players who control future technologies such as NFC (Near Field Communications) and payment. In fact, the volume growth rate of the SIM industry has been declining from over 30% per year to less than 17% per year, and Gemalto’s share has declined substantially from approximately 56% prior to the merger of Gemplus and Axalto, to 36% today8. As a result, Gemalto, which is more heavily exposed to the SIM business than some of its competitors, would benefit from a solution to shore up its position in the SIM industry and provide a new sales channel to replace traditional SIM revenue if it continues to decline.

The M2M market is of great strategic interest to Gemalto because it has the potential to provide such a solution. Gemalto faces a key obstacle to participation in the M2M market, however, because SIM cards, the products Gemalto and others make, are one of the least reliable components in M2M applications. Unlike consumer applications, such as mobile phones, where SIM cards perform well, M2M applications like automotive and metering have much more aggressive environments where temperature, humidity, and vibration can cause SIM cards to fail.

The Company’s inSIM® technology provides a solution to the SIM card failures that can occur in M2M applications. The Company has been instrumental in leading the industry to define, develop, and deploy embedded SIM technology, branded inSIM®, where the SIM processor chip is soldered directly into a Company (or other company) cellular module or other subsystem in the M2M application. With an embedded SIM processor, the SIM function is more robust and much less prone to failure than a conventional plastic SIM card. inSIM® technology also has other advantages over more standard SIM technology, such as simplified logistics flows and improved security (as the SIM is directly placed into the module).

[4]	Current main projects: customers’ projects which are in production either in the ramp-up stage or in volume production
[5]	Design in: samples have been delivered to the customer, products are under evaluation
[6]	Design win: customer has chosen the technology supplier
[7]	New business opportunity: opportunity which has been identified and qualified
[8]	Source : Frost & Sullivan “World GSM Smart Card Markets” January 8, 2004; Gartner “ Market Trends: Chip Cards and Chip Card Semiconductors, Worldwide, 2007” April 30, 2008

As demonstrated by the recent announcement by the Company, Oberthur Card Systems, and Vivo (the leading Brazilian operator) regarding collaboration on inSIM®, the Company is now engaged with Gemalto’s competitors in significant business opportunities. In fact, Brazil’s new law requiring cellular modules to be placed in all cars, buses, trucks, motor bikes, and containers makes Brazil one of the most important M2M regional markets in the world.

Anyware Technologies, a subsidiary of the Company, develops and sells advanced end-to-end software solutions that optimize enterprise processes involving wireless communication. Anyware solutions allow customers to develop wireless products that connect equipment seamlessly to their IT infrastructures. In other words, Anyware Technologies makes M2M application development easy. In addition, Anyware solutions can be sold on a subscription basis and therefore generate recurring sales. Given that the marginal cost of adding subscribers is extremely low, such solutions have the potential to generate high profitability and recurring cash flow. These solutions are complementary to Gemalto’s current service platform, but tailored for the M2M market.

Through sales of inSIM® and Anyware products, the Company is building preferential partnerships directly with mobile telecommunication operators (the traditional end customers in Gemalto’s core business), as well as with corporate end users. Because mobile operators can now purchase semiconductors and assemblies, including SIM cards, directly from the Company, they no longer need to purchase directly from SIM card manufacturers such as Gemalto. This market dynamic has the potential to effectively disintermediate classic SIM card producers by straining their relationships with traditional customers and weakening their positions in the value chain.

Acquiring the Company and its inSIM® and Anyware technologies would enable Gemalto to:

■	Address the problem of SIM card failure in M2M applications;
■	Solidify its relationships with its traditional mobile operator customers by selling integrated SIM modules directly to them; and
■	Gain immediate access to the Company’s installed base of end user enterprise customers, with whom Gemalto has had limited experience.

The Company believes that these strategic benefits are of unique value to Gemalto, and that Gemalto has failed to reflect this value in its Offer price.

4.	The hostile nature of the Offer could jeopardize the efficiency of the Company’s technical team and endanger the future of the Company’s innovations

Contrary to public statements by Gemalto, its Offer is unsolicited and hostile. Hostile transactions carry a high degree of risk in knowledge-based industries such as technology.

The success of a strategic combination between two groups in a knowledge-based industry is primarily based on the ability to bring together technical teams to complete innovative projects and bring them to market in an efficient and coordinated way. The value of the Company resides in its employees and in particular, its management and highly recognised R&D employees. Such employees are more likely to support a friendly transaction than a hostile Offer, as engineers and managers may fear that a hostile transaction could lead to potential integration problems and a disconnection of technological visions and objectives.

5.	The Gemalto Offer significantly undervalues the Company based on several widely accepted valuation methodologies

5.1	Methodology and key assumptions

Prospective financial information for the Company is based on a consensus (average) of forecasts from the following selected equity research analysts: Exane, Natixis Securities, and Fortis Bank. Only brokers that issued a research note after the Company published its third quarter results have been selected, i.e. taking into account the Company’s most recent results and the difficult business environment.

Because the Company does not provide financial guidance, all prospective financial information used below is based on figures from securities analysts. The reports of securities analysts are the only source of the Company financial data available to Gemalto. While the Company does not endorse any analyst projections, including those discussed below, it is providing this analysis to demonstrate that Gemalto has mispriced its Offer based on the information available to it.

The number of shares used in the following section stands at 15,477,978 on a diluted basis (i.e. the total number of shares outstanding at September 30, 2008 of 15,820,442, including 152,673 free shares which vested in May 2008, minus the treasury shares as at September 30, 2008, plus the total number of shares resulting from the exercise of exercisable stock options, warrants, and founders’ warrants as at September 30, 2008, that are in the money under the terms of the current Gemalto Offer and 154,900 non vested free shares as at September 30, 2008). Treasury shares are excluded from the total number of shares and are assumed to be cancelled (most common treatment of treasury shares for valuation purposes), and the value of such shares is therefore not added in the equity to enterprise value bridge.

Number of Shares Outstanding as at September 30, 2008	15,820,442

Treasury Shares as at June 30, 2008	(391,649)
Shares Bought Back since June 30, 2008	(700,212)
Total Treasury Shares as at September 30, 2008	(1,091,861)

Exercisable In-The-Money Stock Options, Warrants and Founder’s
Warrants plus Non Vested Free Shares as at September 30, 2008(1)	749,397
Fully Diluted Number of Shares as at September 30, 2008	15,477,978

Source: Wavecom.

(1) Dilutive instruments are taken into account assuming that exercisable stock options, warrants and founder’s warrants as at September 30, 2008, that are in the money under the terms of the current Gemalto Offer, are exercised.

The total adjustments between the Company’s equity and enterprise value as of September 30, 2008 amounted to (46.3) million euros. These included short term and long term debt, cash, marketable securities and cash equivalent items. The OCEANE bonds (excluding accrued interests) have been accounted for at par value (80.5 million euros), in line with the revised Gemalto Offer communicated on October 16, 2008. This also includes 2.8 million euros cash proceeds resulting from the exercise of exercisable stock options, warrants and founder’s warrants as at September 30, 2008 that are in the money under the terms of the current Gemalto Offer.

Total Enterprise Value to Equity Value Adjustments (€m)

Long-term portion of capitalized lease obligations	0.2
Current portion of capitalized lease obligations	0.3
Long-term portion of convertible bonds	80.5
Short-term portion of convertible bonds	1.1

Cash and cash equivalents	(3.4)
Marketable securities	(122.2)

Cash proceeds from exercice of exercisable in-the-money stock options, warrants and founders’ warrants(1)	(2.8)
Total Adjustments as at September 30, 2008	(46.3)

Source: Wavecom, as at September 30, 2008

(1) Dilutive instruments are taken into account assuming that exercisable stock options, warrants and founder’s warrants as at September 30, 2008, that are in the money under the terms of the current Gemalto Offer, are exercised.

5.2	Gemalto’s Offer is at a discount to the Company’s 12-month average share price

Given the financial market crisis and the fact that smaller capitalisation stocks have suffered more than others, the use of long-term share price averages is more relevant as they neutralise such exogenous factors. As an example, the week ending on October 3, 2008, i.e. the reference date of the Gemalto Offer saw the rescue plan of Fortis and the rejection and then approval of the TARP Plan by the US House of Representatives, sending volatility to historical highs.

As at October 3, 2008, the Gemalto Offer price represents a 22% discount compared to the 12-month weighted average share price and only a 1.8% premium compared to the 9-month weighted average share price.

Since September 15, 2008, the date of Lehman Brothers’ bankruptcy, financial markets have seen unprecedented volatility. Looking at the Company’s stock price prior to Lehman Brothers’ bankruptcy shows even higher discounts: based on a reference date of September 12, Gemalto’s Offer is at a discount of nearly 28% to the Company’s 12-month weighted average share price.

Criteria (before filing of the offer, as at October 3, 2008)	Share Price (€)	Premium Offered (%)
Last share price before filing of the Offer	4.08	71.6%
1-month volume weighted average	4.39	59.5%
3-month volume weighted average	4.66	50.2%
6-month volume weighted average	5.52	26.7%
9-month volume weighted average	6.88	1.8%
12-month volume weighted average	8.99	(22.1%)
52-week intraday high	20.32	(65.6%)

Criteria (before Lehman Brothers’ bankruptcy, as at September 12, 2008)	Share Price (€)	Premium Offered (%)
Last share price before Lehman Brothers’ bankruptcy	4.54	54.2%
1-month volume weighted average	4.73	47.9%
3-month volume weighted average	4.93	42.1%
6-month volume weighted average	5.86	19.4%
9-month volume weighted average	7.23	(3.1%)
12-month volume weighted average	9.67	(27.6%)

Source : Factset

5.3	Gemalto’s Offer is at a discount to the Company’s valuation based on a trading comparables analysis

A large set of comparable companies has been identified including Avocent, Digi International, Novatel Wireless, Option, RF Micro Devices, Sierra Wireless, Skyworks Solutions and Telit Communications. Given the wide spread of profitability levels of the analyzed comparables, and consistent with industry practices, the analysis has been restricted to EV/Sales multiples.

	Business Description	LFY Sales	Geographical Split	Business Units Split	Similarities to Wavecom

Avocent	Designs, manufactures, licenses, and sells software and hardware products and technologies that provide connectivity and centralized management of IT infrastructure	€439m	USA (52%) International (48%)	Management Systems (77%) LANDesk (19%) Other (4%)	■ Focused on connectivity ■ Enterprise focus ■ Increasingly solution based

Digi Int.	Develops products (embedded and non-embedded) and technologies to connect and securely manage local or remote electronic devices over the network or via the web	€131m	US (65%) Europe (25%) Asia Pacific (8%) Other (2%)	Single reporting segment

■  Wireless technology company

■  Network connectivity

■   Provides embedded modules and wireless connectivity products for various wireless protocols

■  Similar end markets services

■  Increasingly solution based

Novatel Wireless	Provider of wireless broadband access solutions for the global mobile communications market	€314m	USA (75%) Europe (23%) Australasia (2%)	Single reporting segment	■ Develops modules targeted at the mobile computing market ■ Wireless broadband access solutions ■ Develops 3G based products

Option	Designs, develops, and manufactures devices that provide high-quality wireless access to the Internet	€302m	Europe (87%) International (13%)	External Devices (90%) Embedded modules (10%)	■ Develops embedded and non embedded wireless modules ■ Addresses the wireless communications market ■ Various wireless protocols

RF Micro Devices	Designs and manufactures radio frequency components and system solutions for mobile communications	€676m	Asia (67%) Europe (19%) US (11%) Other (4%)	Single reporting segment	■ Wireless technology and RF components supplier ■ Develops components for cellular communication ■ Provides connectivity for mobile devices

Sierra Wireless	Provides leading edge wireless wide area modem solutions for the mobile computing, rugged mobile and M2M markets	€322m	Americas (69%) Asia-Pacific (19%) EMEA (12%)	AirCards (72%) Embedded Modules (21%) Mobile & M2M (6%) Other (1%)	■ Develops embedded and non embedded wireless modules ■ Addresses the wireless communications market ■ Various wireless protocols

Skyworks Solutions	Designs, manufactures, and markets a broad range of high performance analog and mixed signal semiconductors that enable wireless connectivity for wireless handsets	€558m	Asia Pacific (84%) Americas (11%) EMEA (5%)	Single reporting segment	■ Develops components to enable cellular connectivity ■ Various mobile platforms

Telit	Develops, manufactures and markets GSM/GPRS, UMTS/HSDPA and CDMA/ EVDO communication modules for M2M applications	€52m	EMEA (71%) Asia Pacific (26%) Americas (3%)	Single reporting segment	■ Wireless technology company ■ Develops and manufactures communication modules for M2M applications ■ Direct competitor in Europe

Source: Companies public information and websites, Factset, Annually averaged exchange rates, SEC filings

The Gemalto Offer stands at discounts of 33.8% and 28.2% to the Company’s implied standalone valuation of 10.6 euros and 9.7 euros per share, based on trading comparables’ EV/Sales 08E/09E multiples (as detailed in the table below).

Moreover, while the Gemalto Offer is at a significant discount to the implied trading comparables valuation, it does not even take into account any control premium, which should be paid to the Company shareholders in a transaction such as the one Gemalto is proposing.

	Price 1-month Average	Market Value (EURm)	Enterprise Value (EURm)	EV / Sales
				2008E	2009E

Avocent	$20.8	678	687	1.44x	1.35x

Digi International	$11.0	209	162	1.16x	n.a.

Novatel Wireless	$6.2	143	52	0.20x	0.19x

Option	€2.8	117	86	0.32x	0.28x

RF Micro Devices	$3.2	599	904	1.24x	1.17x

Sierra Wireless	$10.4	238	96	0.23x	0.21x

Skyworks Solutions	$8.4	1,021	1,022	1.61x	1.47x

Telit Communications	€0.6	25	45	0.80x	0.60x

Mean				0.87x	0.75x

Wavecom Brokers’ Consensus Sales (€ m)				134.4	139.2

Implied Enterprise Value (€m)				117.5	104.6

Implied Wavecom Share Value (€)				10.6	9.7

Discount of Offer Price				(33.8%)	(28.2%)

Source Company Reports, Factset, Brokers’ Reports, as at October 3, 2008

5.4	Based on precedent transactions, Gemalto’s Offer grossly undervalues the Company

The analysis of the multiples paid in comparable transactions involving the acquisition of control in the M2M telecom equipment sector over the last three years demonstrates the gross undervaluation of Gemalto’s Offer.

Six recent comparable transactions have been retained:

-	the acquisition of Iridium Holdings by GHL Acquisition Corp in September 2008
-	the acquisition of Siemens Wireless Modules by a consortium of investors in March 2008
-	the acquisition of Ezurio by Laird Technologies in February 2008
-	the acquisition of Telematics Wireless by ST Engineering in November 2007
-	the acquisition of the M2M division of Bellwave by Telit in May 2008
-	the acquisition of the M2M division of Sony Ericsson by the Company in March 2006

Gemalto’s Offer stands at a discount of 54.9% to the Company’s implied valuation of approximately 15.5 euros per share, based on multiples paid in precedent relevant transactions.

Date Announced	Acquiror	Target	Transaction Value (€m)	EV / Sales LTM (1)

23-Sep-08	GHL Acquisition	Iridium Holdings	401.3	1.99x

04-Mar-08	Consortium	Siemens Wireless Modules	175.0(2)	0.75x

11-Feb-08	Laird Technologies	Ezurio	16.8	3.05x

19-Nov-07	ST Engineering	Telematics Wireless	55.6	2.33x(3)

30-May-06	Telit Communications	Bellwave M2M	6.3	0.39x

20-Mar-06	Wavecom	Sony Ericsson M2M	30.0	0.45x

Mean				1.33x

Wavecom LTM Sales (30-Sep-08)				146.4

Implied Wavecom Share Value (€)				15.5

Discount of Offer Price				(54.9%)

Sources: Companies public information, Wavecom, press releases, Factiva, foreign exchange rates at the date of announcement

Note: Excluding the two transactions with the highest and the lowest multiples (Lair Technologies/Ezurio and Telit Communications/Bellwave M2M) the implied Wavecom share value would still be largely in excess of Gemalto’s Offer: 13.0 euros per share, implying a discount of the Offer price of 46.3%

(1) Last 12 month

(2) Based on the mid-point of the estimated transaction value (Source: Mergermarket)

(3) Multiple is based on 2006 fiscal year sales, therefore excluded from average

5.5	The premium offered by Gemalto on the basis of a depressed share price is much lower than those paid in precedent hostile transactions occurring in much more favorable stock market environments

Because it is unsolicited, Gemalto’s Offer may be benchmarked against other hostile transactions in France, in which larger premia are generally paid than in comparable friendly transactions. Compared to premia observed in the most significant unsolicited public offers completed in France over the past six years, the implied premium of Gemalto’s Offer is 17 points below the premium observed on a 3-month average share price basis and 38 points below on a 6-month average share price basis.

France - Hostile Takeover Bids			Premia Analysis

Date	Acquiror	Target	1 Month VWAP	3 Months VWAP	6 Months VWAP

Jul-06	Mittal Steel	Arcelor	79.0%	81.2%	91.1%

May-04	Sanofi	Aventis	31.4%	35.6%	36.2%

Nov-03	GE Real Estate	Sophia	24.3%	27.9%	32.0%

Oct-03	Alcan	Pechiney	63.9%	81.1%	83.9%

Feb-02	Groupe Partouche	Européenne de Casinos	64.0%	73.8%	60.2%

Feb-02	Saica + Mondi	La Rochette	96.8%	99.1%	75.8%

		Mean	59.9%	66.4%	63.2%

		Gemalto Offer	57.5%	49.5%	25.5%

		Difference	(2.4%)	(16.9%)	(37.7%)

Source: AMF filings, successful hostile offers on a French target since February 2002

VWAP: Volume Weighted Average Price

Moreover, the share price performance of the selected targets during the month preceding the announcement of the hostile Offer showed an average increase of 10%, while the Company’s stock lost 14% during the month preceding the announcement on the back of exceptionally weak and volatile market conditions. This is further evidence of the opportunistic timing and grossly insufficient premium offered by Gemalto.

On the basis of the 6-month VWAP prior to Lehman Brothers’ bankruptcy, and based on premia observed in precedent French hostile transactions, Wavecom would be valued at 9.6 euros per share.

5.6	The Groupe Open unsolicited offer on Sylis is a very relevant recent precedent where the offer was raised and at a premium higher than what Gemalto is offering

The recent French unsolicited public tender offer by Groupe OPEN for Sylis, first initiated on July 7, 2008 and improved on August 28, 2008, has several interesting points of resemblance with the Gemalto Offer for the Company.

-	Both companies operate in the IT services sector, while both the Company and Gemalto operate in the mobile communications sector
-	The Groupe Open offer was opportunistically timed in the Summer of 2008, when IT services shares were not in favour with the market and had declined significantly
-	Both offers were unsolicited after preliminary discussions between the parties
-	Both offers were in cash, targeting all shares with a success threshold set at 50%
-	The strategic rationale of both acquisitions was based on enhancing the target’s growth potential

The offer and subsequent improved offer by Groupe OPEN for Sylis demonstrates that a strategic transaction at a time of unprecedented financial market crisis should carry an extremely high premium, e.g. in excess of 100% compared to the most recent share price, in order to warrant support from shareholders. The Company’s shareholders deserve an offer recognizing the full strategic value of the Company and, therefore, an offer price significantly higher than Gemalto’s.

5.7	It is highly unusual to perform a Discounted Cash Flow (“DCF”) valuation without having access to a business plan

Neither Gemalto nor its advisors have had access to the Company’s most recent business plan, which is the most critical input in a proper DCF analysis. Accordingly the Company believes that the DCF analysis performed by Gemalto lacks any reasonable basis and is therefore meaningless and irrelevant.

6.	Based on the amount of cash outlay, after taking into account the Company’s cash and tax assets, Gemalto’s effective purchase price would be as low as 1.9 euros per Wavecom share

In order to fully assess the Company’s value, it is critical to take into consideration the following tax assets of the Company:

-	income tax receivable due to carry back of past net operating losses of 9,617,000 euros as at September 30, 2008;
-	research tax credit of 2,677,091 euros as at September 30, 2008; and
-	tax savings impact of up to 20,210,260 euros from total operating losses carry forwards of 64,740,435 euros as at September 30, 2008

The net operating loss carry forwards, all have an expiration date beyond 2013, implying a relatively high likelihood of use, depending on the Company’s and Gemalto’s performance and other circumstances.

The Company and its shareholders should benefit from the above tax assets in the future and it appears that they have not been fully reflected in Gemalto’s current Offer.

Based on the current Gemalto Offer value of 188.9 million euros (7.00 euros per share and 31.31 euros per OCEANE, including accrued interest) and deducting cash available of 126.9 million euros (after payment of the interest due on the OCEANE for 2008 and cash proceeds from the exercise of dilutive instruments) as well as the impact of tax assets of up to 32.5 million euros (assuming full use of these assets), Gemalto’s effective purchase price could be as low as 1.9 euros per share.

7.	Summary

Gemalto’s Offer is at a significant discount to the value of the Company based on the valuation criteria normally used in these kinds of transactions.

Criterion	Valuation (€ per share)	Offered Premium / (Discount)

Last share price before Lehman Brothers' bankruptcy (September 12, 2008)	4.5	54.2%

1-month VWA price as at September 12, 2008	4.7	47.9%

3-month VWA price as at September 12, 2008	4.9	42.1%

6-month VWA price as at September 12, 2008	5.9	19.4%

9-month VWA price as at September 12, 2008	7.2	(3.1%)

12-month VWA price as at September 12, 2008	9.7	(27.6%)

Last share price before filing of the Offer (October 3, 2008)	4.1	71.6%

1-month VWA price as at October 3, 2008	4.4	59.5%

3-month VWA price as at October 3, 2008	4.7	50.2%

6-month VWA price as at October 3, 2008	5.5	26.7%

9-month VWA price as at October 3, 2008	6.9	1.8%

12-month VWA price as at October 3, 2008	9.0	(22.1%)

52-week intraday high price as at October 3, 2008	20.3	(65.6%)

Trading comparables as at October 3, 2008	9.7 10.6	(28.2%) (33.8%)

Transaction comparables	15.5	(54.9%)

Source: Factset, AMF, SEC, companies’ public information, Factiva

VWA stands for Volume Weighted Average

The foregoing discussion of the information and factors considered by the Board of Directors is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board of Directors in reaching its conclusions and recommendation in relation to the Offer and the transaction proposed thereby. The members of the Board of Directors evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company. In light of the variety of factors and amount of information that the Board of Directors considered, the members of the Board of Directors did not find it practicable to provide specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. However, the recommendation of the Board of Directors was made after considering the totality of the information and factors involved. Individual members of the Board of Directors may have given different weight to different factors. In addition, in arriving at its recommendation, the directors of the Company were aware of the interests of certain officers and directors of the Company as described under Item 3.

(d)	Intent to Tender.

To the knowledge of the Company after reasonable inquiry, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intend to tender any Shares and/or ADSs held of record or beneficially owned by them into the Offer. To the Company’s knowledge, no members of the Board of Directors, executive officers, affiliates or subsidiaries of the Company hold or beneficially own any OCEANEs.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Except as described in this Statement, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any other person to make solicitations or recommendations on the Company’s behalf with respect to the Offer.

The Company has retained Merrill Lynch Capital Markets (France) SAS (the “Advisor”) as its exclusive financial advisor in connection with the Offer, pursuant to the terms of an engagement letter dated October 31, 2008. The Company has agreed to pay the Advisor a reasonable and customary fee for such services. In addition, the Company has agreed to reimburse the Advisor’s expenses and indemnify the Advisor against certain liabilities arising out of the engagement.

The Advisor and its affiliates may actively trade in the equity and debt securities of the Company or of the Purchaser for their own account or for the accounts of their customers and accordingly, may at any time hold long or short positions in such securities.

The Company has retained Brunswick Group LLP as its financial public relations advisor in connection with the Offer. Brunswick Group will receive reasonable and customary compensation for its services and, potentially, a success fee, and reimbursement of out-of-pocket expenses in connection therewith. The Company has agreed to indemnify Brunswick Group against certain liabilities relating to, or arising out of, the engagement.

The Company has retained Thomson Reuters to assist it in the identification of its record shareholders for which it will receive a reasonable and customary fee for such services.

The Company has also retained The Bank of New York – Mellon (New York) for U.S. shareholders and HQB Partners (London) to assist it in connection with the Company’s communications with the holders of the Company’s securities. The Company has agreed to pay The Bank of New York – Mellon and HQB Partners customary fees for their services and out-of-pocket expenses in connection therewith.

Item 6.	Interest in Securities of the Subject Company.

To the best of the Company’s knowledge, the following table represents the distribution of Company’s share capital on September 30, 2008:

Shareholder	Number of shares	Percentage of capital	Percentage of voting rights

Aram Hékimian*	1,800,381	11.38	12.22

Michel Alard*	1,538,533	9.72	10.45

Sloane Robinson**	898,654	5.68	6.10

Lansdowne Partners**	831,455	5.26	5.65

Jo Hambro Capital Management Ltd.**	777,487	4.91	5.28

Treasury shares***	1,091,861	6.90	0

Public	8,882,071	56.14	60.31

Total	15,820,442	100	100
*	Acting for himself and on behalf of his family.
**	Declarations of Sloane Robinson dated June 13, 2007, Lansdowne Partners dated November 1, 2007 and Jo Hambro Capital Management Ltd dated July 14, 2008.
***	Of which 154,900 shares representing 0.98% of the Company’s share capital are allocated to be distributed as free shares to the employees.

Except as described below, no transaction in the Shares, ADSs or OCEANEs has been effected during the 60 days prior to the date of this Statement by the Company or, to the best knowledge of the Company, any of the Company’s executive officers, directors or affiliates.

In accordance with its share buyback program, the Company carried out the following purchases.

Identity of Person	Date of Transaction	Number of Shares	Weighted Average Price per Share	Nature of Transaction
Wavecom	09/01/2008	16,372	€4.9056	Share buyback
Wavecom	09/02/2008	16,647	€4.9584	Share buyback
Wavecom	09/03/2008	16,342	€4.3991	Share buyback
Wavecom	09/04/2008	144,933	€4.7997	Share buyback
Wavecom	09/05/2008	15,674	€4.7025	Share buyback
Wavecom	09/08/2008	15,228	€4.7137	Share buyback
Wavecom	09/09/2008	12,441	€4.7192	Share buyback
Wavecom	09/10/2008	9,919	€4.6074	Share buyback
Wavecom	09/11/2008	12,042	€4.6074	Share buyback
Wavecom	09/12/2008	14,723	€4.5280	Share buyback

Over the course of September 2008, Michel Alard, Chairman of the Board of Directors, carried out the following sales on the open market in order to pay a portion of the estate taxes due upon the death of his wife in May 2008. In the absence of an alternative financing option, he may need to sell additional Shares over the coming weeks representing a total amount of approximately 1 million euros.

Identity of Person	Date of Transaction	Number of Shares	Price per Share	Nature of Transaction
Michel Alard	09/08/2008	10,000	€4.67	Sale on Euronext
Michel Alard	09/09/2008	10,000	€4.73	Sale on Euronext
Michel Alard	09/10/2008	10,000	€4.67	Sale on Euronext
Michel Alard	09/11/2008	10,000	€4.61	Sale on Euronext
Michel Alard	09/12/2008	10,000	€4.45	Sale on Euronext

On September 22, 2008 a former employee of Wavecom exercised 2,000 BCE (at an exercise price of 4.19 euros), resulting in an increase in the share capital of the Company of a total amount of 2,000 euros by issue of a total of 2,000 new Wavecom shares of a nominal value of 1 euro per share. The Company has not issued any other securities during the 60 days prior to the date of this Statement.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as described in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer which relate to (i) a tender offer or other acquisition of the Company’s securities by the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company, (iii) any purchase, sale or transfer of a material amount of the assets of the Company or its subsidiary, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the Offer that relate to one or more of that matters referred to in this Item 7.

The Company has received indications of interest from third parties with respect to possible business combination transactions involving the Company and has had exploratory conversations regarding such transactions. In addition, the Company has entered into and may continue to enter into confidentiality agreements with third parties.

Item 8.	Additional Information.

(a)	Important agreements.

In the Company’s 2007 Annual Report on Form 20-F, the Company describes its material contracts. Some of these contracts contain change in control provisions that would allow the counterparty to terminate the contract in the event of a change in control of the Company, such as the successful completion of the Offer. Considering the hostile nature of the Offer and the possibility that the Company’s executive officers and other key employees may not be retained after completion of the Offer to coordinate any required consents or assignments with the contract counterparty, such material contracts may not remain in full force and effect after completion of the Offer.

The industrial manufacturing contract with Solectron (bought by Flextronics) was renegotiated in its entirety following the Company’s decision to hire Solectron for all of the Company’s industrial needs. The parties entered into a definitive agreement which is in fact composed of three different contracts: the “Cooperation Agreement”, the “Global Manufacturing Agreement” and the “Supply Chain Agreement”, all finalized and executed on November 29, 2007. These agreements may not be assigned without the prior consent of the other party. The transactions following the Offer may be structured in such a way that this clause would be implicated and the Company’s retention of the contract would be in question.

The Company has a number of important long standing clients, distributors and suppliers with which it signed several contracts or with which it contracts under the cover of its general sales conditions. The Company has also obtained licenses to third parties’ intellectual property rights, include “essential” patents as described in “Item 4. Information About the Company – Intellectual Property” of the Company’s 2007 Annual Report on Form 20-F. It is customary practice in the Company’s industry for such contracts to be non transferable without the prior consent of the other party. Moreover, such contracts may be terminable in the event of a change of control. Finally, some of these counterparties might not wish to continue their relationships with the Company if it were acquired by the Purchaser.

(b)	Cautionary Note Regarding Forward-Looking Statements.

This Statement contains forward-looking statements which are not historical facts. Such forward-looking statements are based on the beliefs of the Company’s management as well as assumptions made by and information currently available to them. Actual results may vary significantly from those contemplated by these forward-looking statements based on a variety of factors. Words such as “outlook,” “potential,” “emerging,” “growth,” “anticipates,” “expects,” “believes,” “intends,” “plans,” “continuing,” “seeks,” “forecasts,” “estimates,” “goal,” and similar expressions often identify such forward-looking statements. Forward-looking statements in this Statement include, without limitation, statements regarding the future of the M2M industry, the SIM card industry and other industries, future economic and market conditions, the future performance of the Company and Gemalto, the promise of the Company’s strategic initiatives, the Company’s business pipeline, reactions of the Company’s employees, customers, suppliers, contracting parties and other stakeholders to events surrounding the Offer, projections and assumptions underlying the Company’s financial analysis of its value and the offer, and the future value of the Company’s tax assets. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. Important factors that may cause such differences include, but are not limited to, those described in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, in the sections entitled “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects.” Further risks and uncertainties associated with the Purchaser’s unsolicited proposal to acquire the Company include: the risk that key employees may pursue other employment opportunities due to concerns as to their employment security with the Company; the risk that the acquisition proposal will make it more difficult for the Company to execute its strategic plan and pursue other strategic opportunities; the risk that the future trading price of our common stock is likely to be volatile and could be subject to wide price fluctuations; the risk that the Company may be unable to secure superior value as a stand-alone company or by pursuing other strategic alternatives; and the risk that stockholder litigation in connection with the Purchaser’s unsolicited proposal, or otherwise, may result in significant costs of defense, indemnification and liability. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made.

(c)	Where You Can Find More Information.

The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports and other information with the SEC relating to its business, financial condition and other matters. Such reports and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at http://www.sec.gov.

The SEC allows the Company to “incorporate by reference” information into this Schedule 14D-9, which means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

Item 9.	Exhibits.

The following Exhibits have been filed with this Statement:

Exhibit Number	Description
99(a)(1)	Press release issued by the Company on October 7, 2008 (incorporated by reference to the Company’s Schedule 14D-9 filed with the SEC on October 7, 2008).
99(a)(2)	Press release issued by the Company on October 9, 2008 (incorporated by reference to the Company’s Schedule 14D-9 filed with the SEC on October 9, 2008).
99(a)(3)	News article appearing on Reuters wire service on October 17, 2008 (incorporated by reference to the Company’s Schedule 14D-9 filed with the SEC on October 17, 2008).
99(a)(4)	Press release issued by the Company on October 17, 2008 (incorporated by reference to the Company’s Schedule 14D-9 filed with the SEC on October 17, 2008).
99(a)(5)	Presentation made by the Company on October 22, 2008 (incorporated by reference to the Company’s Schedule 14D-9 filed with the SEC on October 22, 2008).
99(a)(6)	Press release issued by the Company on October 22, 2008 (incorporated by reference to the Company’s Schedule 14D-9 filed with the SEC on October 22, 2008).
99(a)(7)	English translation of news articles appearing in French on the Reuters and AFP wire services, in each case, dated October 22, 2008 (incorporated by reference to the Company’s Schedule 14D-9 filed with the SEC on

Exhibit Number	Description
October 22, 2008).
99(a)(8)	Transcript of the Company’s conference call held on October 22, 2008 (incorporated by reference to the Company’s Schedule 14D-9 filed with the SEC on October 23, 2008)
99(a)(9)	English translation of news articles appearing in French in Les Echos, La Tribune and AGEFI, in each case, dated October 23, 2008 (incorporated by reference to the Company’s Schedule 14D-9 filed with the SEC on October 23, 2008)
99(a)(10)	Article included in the Company’s internal employee newsletter, dated October 24, 2008 (incorporated by reference to the Company’s Schedule 14D-9 filed with the SEC on October 24, 2008)
99(a)(11)	English translation of the Company’s Draft Reply Document (Projet de Note d’Information en Réponse)
99(a)(12)	Press release issued by the Company on October 31, 2008
99(e)(1)	Confidentiality Agreement, dated June 28, 2008, by and between the Company and Gemalto N.V.
99(e)(2)	Letter Agreement, dated September 11, 2008, by and between Aram Hékimian and Gemalto N.V.
99(e)(3)	Form of the Company’s Subscription and Purchase Stock Option Plan
99(e)(4)	Form of the Company’s Plan for Free Shares
99(e)(5)	Form of Founder’s Warrants (“BCE”)
99(e)(6)	Form of Terms Relating to the Warrants (“BSA”) awarded to the Company’s Independent Directors
99(e)(7)	Service Agreement between the Company and Ronald D. Black
99(e)(8)	Amendment No. 1 to the Service Agreement between the Company and Ronald D. Black, effective January 1, 2006
99(e)(9)	Extract of Minutes of the Meetings of the Board of Directors of January 19, 2005 and of May 17, 2006
99(e)(10)	Extract of Minutes of the Meeting of the Board of Directors of June 17, 2008

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2008

Wavecom S.A.

BY:	/S/ RONALD D. BLACK
NAME:	RONALD D. BLACK

TITLE:	Chief Executive Officer